ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 8, 2022	Chelsea M. Childs T +1 415 315 6374 chelsea.childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Primark Private Equity Investments Fund (File No. 811-23314)

Ladies and Gentlemen:

On behalf of Primark Private Equity Investments Fund (the “Fund”), a Delaware statutory trust, we are filing today, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, a preliminary proxy statement and proxy ballot for a special meeting of shareholders of the Fund. The meeting is being held for the purposes described in the enclosed proxy statement.

If you have any questions or need any clarification concerning this filing, please call the undersigned at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Michael Bell

Gregory C. Davis
Paulita A. Pike